Alternatives | Indexed

EZET

Franklin Ethereum ETF

- **Simplified access.** Convenient and cost-effective, lowering the barrier of entry into the crypto market.
- **Credible oversight.** Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase and registered under the Securities Act of 1933.
- **Exposure to an ecosystem.** Ethereum is a novel, growing business model with a large addressable market and strong network effects.

Popular Documents

- Factsheet
- Annual Report
- Prospectus
- View All

NAV [1] ([illegible])	YTD Total Returns At NAV [?]	Total Net Assets
$33.92	33.39%	$89.88M
As of 09/03/2025	As of 09/03/2025	As of 09/03/2025 (Updated Daily)

Overview | Performance | Portfolio | Pricing | Documents

Overview

See the risks and other important information.

Fund Facts

Fund description

EZET seeks to reflect generally the performance of the price of ether before payment of the fund's expenses. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Benchmark

CME CF Ether-Dollar Reference Rate - New York Variant

Fund Inception Date	Listing Exchange
07/23/2024	Cboe

Average Annual Total Returns

As of 07/31/2025

View performance section for additional info

Market Price Return | NAV Return

1 Year	3 Years	5 Years	10 Years	Since Inception 07/23/2024
14.30%	—	—	—	7.54%

Performance data quoted represents past performance, which does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the figures shown.

Additional Fund Info

Ether in Fund As of 09/03/2025 (Updated Daily)	20122.59
Morningstar Category	Digital Assets
Ether per Basket As of 09/03/2025 (Updated Daily)	379.57
Fiscal Year End	March 31
Ether Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC

Identifiers

Ticker	EZET
IOPV / IIV Ticker [?]	EZET.IV
CUSIP Code	35351J109
ISIN Code	US35351J1097
Bloomberg Code	EZET US

Trading Characteristics

As of 09/03/2025 (Updated Daily)

Shares Outstanding	2,650,000
Daily Volume	130,984
20-Day Average Volume	216417.90

Manager and Commentary

About the Team

About the Team

Franklin Templeton Digital Assets

Franklin Templeton Digital Assets has been at the forefront of the digital asset revolution since 2018. Our dedicated and independent team is deeply immersed in cutting-edge research and highly engaged in supporting blockchain networks and platform development. We focus on creating innovative, investable products to help client portfolios tap into the evolving digital asset ecosystem.

Franklin ETF and Index Investments

Franklin ETF and Index Investments

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December 10, 2024
The investment case for Ethereum

Performance

Average Annual Total Returns | Calendar Year Returns | Cumulative Total Returns | Risk Measures

Average Annual Total Returns [?]

As of 06/30/2025

Performance data quoted represents past performance, which does not guarantee future results. Current performance may be lower or higher than the figures shown. Principal value and investment returns will fluctuate, and investors' shares, when redeemed, may be worth more or less than the original cost. Returns are based on Market Price or NAV, assume the deduction of all Fund expenses. Returns for periods of less than one year are not annualized.

Month End | Quarter End

As of 06/2025


0


-5
-10
-15
-20
-25
-30
Since Inception

Quarter End (As of 06/30/2025)	Since Inception (07/23/2024)
Franklin Ethereum ETF - Market Price Return (%)	-27.37
Franklin Ethereum ETF - NAV Return (%)	-28.01
CME CF Ether-Dollar Reference Rate - New York Variant (%)	-27.57

Average Annual Total Returns | **Calendar Year Returns** | Cumulative Total Returns | Risk Measures

Calendar Year Returns

As of 07/31/2025

Month End | Quarter End

Performance data quoted represents past performance, which does not guarantee future results. Current performance may be lower or higher than the figures shown. Principal value and investment returns will fluctuate, and investors' shares, when redeemed, may be worth more or less than the original cost. Returns are based on Market Price or NAV, assume the deduction of all Fund expenses. Returns for periods of less than one year are not annualized.

Month End As of 07/31/2025	YTD	Performance Inception Date
Franklin Ethereum ETF - Market Price Return (%)	11.82	07/23/2024
Franklin Ethereum ETF - NAV Return (%)	12.07	07/23/2024
CME CF Ether-Dollar Reference Rate - New York Variant (%)	12.21	–

Average Annual Total Returns | Calendar Year Returns | **Cumulative Total Returns** | Risk Measures

Cumulative Total Returns

Cumulative total return shows the change in the investment's value over the time period indicated. Figures reflect reinvestment of dividends and capital gains.

As of 07/31/2025

Performance data quoted represents past performance, which does not guarantee future results. Current performance may be lower or higher than the figures shown. Principal value and investment returns will fluctuate, and investors' shares, when redeemed, may be worth more or less than the original cost. Returns are based on Market Price or NAV, assume the deduction of all Fund expenses. Returns for periods of less than one year are not annualized.

The hypothetical growth scenario of $10,000 does not reflect the deduction of brokerage commissions or taxes that investors may pay on distributions or the sale of shares. Had they been reflected hypothetical values would be lower.

Month End | Quarter End

Time Period: 1 Year

From: 07/2024 To: 07/2025


$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
Jul '24
Aug '24
Sep '24
Oct '24
Nov '24
Dec '24
Jan '25
Feb '25
Mar '25
Apr '25
May '25
Jun '25

Month End (As of 07/31/2025)	YTD	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years	10 Years	15 Years	Since Inception 07/23/2024
Franklin Ethereum ETF - Market Price Return (%)	11.82	48.30	109.22	12.49	14.30	–	–	–	–	7.71
Franklin Ethereum ETF - NAV Return (%)	12.07	49.84	110.33	13.05	14.18	–	–	–	–	7.87
CME CF Ether-Dollar Reference Rate - New York Variant (%)	12.21	49.86	110.49	13.16	14.90	–	–	–	–	8.54

Average Annual Total Returns | Calendar Year Returns | Cumulative Total Returns | **Risk Measures**

Risk Measures

As of 07/31/2025

Franklin Ethereum ETF - NAV Return

Measured against: S&P 500 Index

Standard Deviation (%) — A measure of the degree to which an investment product's return varies from the average of its previous returns. The larger the standard deviation, the greater the likelihood (and risk) that a product's performance will fluctuate from the average return.	1 Year	3 Years	5 Years
Franklin Ethereum ETF - NAV Return	90.01	–	–

Sharpe Ratio (%) — A measure of risk-adjusted return. To calculate a Sharpe ratio, an investment product's excess returns (its return in excess of the return generated by risk-free assets such as Treasury bills) are divided by the its standard deviation.	1 Year	3 Years	5 Years
Franklin Ethereum ETF - NAV Return	0.11	–	–

Portfolio

Assets

As of 09/03/2025 (Updated Daily)

Total Net Assets	**$89.88 Million**

Holdings

As of 09/03/2025 (Updated Daily)

XLS

Security Name	Weight (%) (Percentages may not total 100% and may be negative due to rounding, use of any derivatives, unsettled trades or other factors.)	Market Value ($) (Market value figures reflect the trading value of the investments.)	Notional Exposure (Notional exposure figures are estimated and are intended to show the portfolio's direct exposure to securities and indirect exposure, through derivatives. Direct and indirect exposures are subject to change over time and methodologies for calculating indirect exposures vary by derivative type. Portfolio breakdown percentages may not total 100% and may be negative due to rounding, use of derivatives, unsettled trades or other factors.)	Quantity (Shares for stocks, par value for bonds, units for funds and contracts times the multiplier for derivative instruments.)
ETHEREUM	100.03	89,904,096.61	0.00	20,122.59
Net Current Assets	-0.03	-24,541.28	0.00	-24,541.28

1

Pricing

Pricing | Premium/Discount Analysis

Pricing History

As of 09/03/2025 (Updated Daily)

Time Period: 1 Month

From: 07/23/2024 (2024-07-23) To: 09/03/2025 (2025-09-03)

XLS



$40
$35
$30
$25
$20
$15
$10
$5
Aug '24
Sep '24
Oct '24
Nov '24
Dec '24
Jan '25
Feb '25
Mar '25
Apr '25
May '25
Jun '25
Jul '25
Aug '25
NAV
Market Price

Daily Fund Prices

As of 09/03/2025

Share Prices

As of 09/03/2025

NAV (Net Asset Value)	**$33.92**
NAV Change	**$1.43**
NAV Change (%)	**4.40%**
Market Price	**$34.01**
Market Price Change	**$1.59**
Market Price Change (%)	**4.90%**

52-Week Range

Highest NAV As of 08/22/2025	**$36.59**
Lowest NAV As of 04/08/2025	**$11.13**
Highest Market Price As of 08/22/2025	**$36.74**
Lowest Market Price As of 04/08/2025	**$11.10**

Premium / Discount

As of 09/03/2025

30-Day Median Bid/Ask Spread	**0.08%**

The median bid-ask spread is calculated by identifying national best bid and national best offer ("NBBO") for each fund as of the end of each 10 second interval during each trading day of the last 30 calendar days and dividing the difference between each such bid and offer by the midpoint of the NBBO. The median of those values is identified and posted on each business day.

Bid / Ask Spread	**$0.04**
Avg. of Market Price vs. NAV since Inception	**0.02%**
Avg. of Market Price vs. NAV at Close	**0.27%**

Pricing | Premium/Discount Analysis

Premium/Discount Analysis

As of 06/30/2025 (Updated Quarterly)

Select a Quarter

Q2 2025

Premium / Discount

Total Days in Period **62**

Days at NAV **5**

The number of trading days the fund's market price traded at its NAV.

Days at Premium **29**

The number of trading days the fund's market price traded above its NAV.

Days at Discount **28**

The number of trading days the fund's market price traded below its NAV.

Greatest Premium **$1.90**

The highest amount the fund traded above the reported NAV for a given time period.

On 05/08/2025

Greatest Discount **$-0.05**

The lowest amount the fund traded below the reported NAV for a given time period.

On 04/02/2025

Premium/Discount Analysis	Breakdown
1.5% to 2%	1 days
1% to 1.5%	2 days
0.5% to 1%	3 days
0% to 0.5%	23 days
0.0%	5 days
-0.5% to 0%	24 days
-1% to -0.5%	3 days
-1.5% to -1%	1 days



1.5% to 2%
1% to 1.5%
0.5% to 1%
0% to 0.5%
0.0%
-0.5% to 0%
-1% to -0.5%
-1.5% to -1%
0
2
4
6
8
10
12
14
16
18
20
22
24
Days

Historical Premium/Discount

As of 09/03/2025 (Updated Daily)

Time Period

1 Month

From

08/03/2025

2025-08-03

To

09/03/2025

2025-09-03



2%
1%
0%
-1%
-2%
4 Aug
6 Aug
8 Aug
10 Aug
12 Aug
14 Aug
16 Aug
18 Aug
20 Aug
22 Aug
24 Aug
26 Aug
28 Aug
30 Aug
1 Sep
Market Price vs. NAV at Close

Documents

Fund Literature

	Name	Download	Add to Cart
☐	Factsheet - Franklin Ethereum ETF		
☐	Flyer - Franklin Ethereum ETF (EZET) Overview		
☐	Flyer - Franklin Templeton Digital Assets		
☐	10Q1 - Franklin Ethereum ETF		
☐	10Q3 - Franklin Ethereum ETF Fund		
☐	10Q4 - Franklin Ethereum ETF Fund		

Regulatory Documents

	Name	Download	Add to Cart
☐	Annual Report - Franklin Ethereum ETF		
☐	Prospectus - Franklin Ethereum ETF		

Risks

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

This **is not a direct investment in ether,** but rather, an exchange-traded product that invests in ether.
The Fund holds only ether and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the ether held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of ether, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of ether. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider ether market, the value of ether and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of ether or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of ether, validation activity, digital wallets, the provision of services related to trading and custodying ether, the operation of the Ethereum network, or the digital asset markets generally.

The index price used to calculate the value of the Fund's ether has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A

temporary or permanent "fork" in the Ethereum blockchain could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than ether and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell ether at times when its price is high, or acquire ether at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from ether price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of ether represented by each Share will decrease over the life of the Fund due to the sales of ether necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Ether Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the ether it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking**.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of ether may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Important Information

Franklin Distributors, LLC. Member FINRA, SIPC. All entities mentioned are Franklin Templeton affiliated companies. Investment Products: **NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.**
Reports and other information about the funds are available on the EDGAR Database on the SEC's Internet site at www.sec.gov.

You need Adobe Acrobat Reader to view and print PDF documents. Download a free version from Adobe's website.

Important data provider notices and terms available at www.franklintempletondatasources.com.

Performance data quoted represents past performance, which does not guarantee future results.

CFA® and Chartered Financial Analyst® are trademarks owned by CFA Institute.

Indexes are unmanaged and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges.

The Shares are neither interests in nor obligations of the Sponsor, the Transfer Agent, the Custodians, the Marketing Agent or their respective affiliates.

All investments involve risk, including possible loss of principal. Please see each product's web page for specific details regarding investment objective, risks, performance, and other important information. Review this information carefully before you make any investment decision. **Investors cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expenses or sales charges.**

Carefully consider a fund's investment objectives, risks, charges and expenses before investing. Please view the prospectus or summary prospectus for this and other information. Read it carefully.

Franklin Templeton, its affiliated companies, and its employees are not in the business of providing tax or legal advice to taxpayers. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties or complying with any applicable tax laws or regulations. Tax-related statements, if any, may have been written in connection with the "promotion or marketing" of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Ethereum Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on February 8th, 2024. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase serves as the Custodian (the "Custodian") of the Fund's ether. CSC Delaware Trust Company is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

The Trust is an "emerging growth company" as defined under the federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements. See the Fund's Prospectus for additional information.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETPs trade like stocks, fluctuate in market value and may trade at prices above or below the ETP's net asset value. Brokerage commissions and ETP expenses will reduce returns. ETP shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market. The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of ether published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of ether. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of ether and the trading price of the Shares on the Cboe BZX Exchange at the time of the offer.

Franklin Distributors, LLC serves as the distributor of Creation Units for the ETFs on an agency basis. Franklin Distributors, LLC does not maintain a secondary market in the funds' shares.

The **CME CF Ether-Dollar Reference Rate – New York Variant** (ETHUSD_NY) is a once a day benchmark index price for Ether that aggregates trade data from multiple Ether- USD markets operated by major cryptocurrency exchanges that conform to the CME CF Constituent Exchange Criteria.
Source: CF Benchmarks Ltd. CF BENCHMARKS LTD LICENSOR PRODUCT(S) IS USED UNDER LICENSE AS A SOURCE OF INFORMATION. CF BENCHMARKS LTD, ITS LICENSORS AND AGENTS HAVE NO OTHER CONNECTION TO THE FUND OR THE SPONSOR AND DO NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY PRODUCTS OR SERVICES INCLUDING AS DESCRIBED HEREIN. CF BENCHMARKS ITS LICENSORS AND AGENTS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OFFERING AND SALE OF THE FUND. CF BENCHMARKS ITS LICENSORS AND AGENTS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INDEX LICENSED TO THE FUND OR THE SPONSOR AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

Footnotes

1. Net Asset Value (NAV) returns are based on the NAV of the ETF/ETP. The fund's NAV represents the per-share-value and is determined by dividing the total NAV of the fund by the number of shares outstanding; Market Price returns are based upon the official closing price of the ETF's/ETP's shares. The fund calculates the NAV per share each business day and normally coincides with the close of trading on the exchange on which they are listed, typically 4 pm ET. The fund does not calculate the NAV on days the exchange is closed for trading. These returns do not represent investors' returns had they traded shares at other times.

2. Figures are aggregate total return figures, have not been annualized and represent the change in value of an investment over the period indicated.

3. Trading prices of a fund's shares in the secondary market generally differ from a fund's daily NAV and are affected by market forces such as supply and demand, economic conditions and other factors. Information regarding the intraday value of a fund's shares, also known as the "indicative optimized portfolio value" ("IOPV"), are disseminated every 15 seconds throughout the trading day by the national securities exchange on which the fund's shares are listed or by market data vendors or other information providers. Therefore, the IOPV should not be viewed as a "real-time" update of the fund's NAV, which is computed only once a day.

4. Premiums or discounts are the differences between the NAV and the Market Price of the Fund on a given day, generally at the time the NAV is calculated. A premium is the amount that the Fund is trading above the reported NAV, expressed as a percentage of the NAV. A discount is the amount that the Fund is trading below the reported NAV, expressed as a percentage of the NAV. The since inception premium/discount average is calculated by averaging the daily premium/discount since the inception of the fund. The daily premium/discount is the difference between the daily market price for shares of the Fund and the Fund's net asset value.

5. **Premium / Discount** reflects the difference between the NAV and the Market Price of the fund, and represents the amount that the fund is trading above or below its NAV, expressed as a percentage of the NAV.

6. Net Asset Value (NAV) returns are based on the NAV of the ETP; Market Price returns are based upon the official closing price of the ETP's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 4 p.m. Eastern time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times. Performance for the ETP and its benchmark index are as of the ETP's last trading day before the end of the period.